United States securities and exchange commission logo





                            April 2, 2021

       Steven Weinstein
       Chief Executive Officer
       Seismic Capital Company
       11271 Ventura Blvd #479
       Los Angeles, CA 91604

                                                        Re: Seismic Capital
Company
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed March 17,
2021
                                                            File No. 024-11376

       Dear Mr. Weinstein:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2021 letter.

       1-A

       General

   1. We note your response to comment 1 and the statement that the company "does not seek de minimis
participations in any private placements." Please revise to disclose whether and how long you would
continue your offering if you do not acquire any of the 3 LOI companies either
because the negotiations ceased or were stalled for an extended period of time. If your intent
under those circumstances is to "seek to make other investments,"
                                                        including the 5
companies you are in preliminary discussions with, advise us what filings you anticipate making
and what information you will provide investors about any such possible
currently-unidentified acquisitions.
 Steven Weinstein
Seismic Capital Company
April 2, 2021
Page 2
      Additionally, please refer to the part of comment 1 regarding the Use of Proceeds and the minimum amounts you anticipate needing for the 3 identified investments. Please disclose whether you would have sufficient capital for at least 1 of the 3 acquisitions at the
      $5 million, $10 million or $25 million thresholds and whether you would have sufficient funds for all 3 acquisitions at any of those thresholds.
       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameSteven Weinstein
                                                             Division of
Corporation Finance
Comapany NameSeismic Capital Company
                                                             Office of Real
Estate & Construction
April 2, 2021 Page 2
cc:       Jamie Ostrow, Esq.
FirstName LastName